[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 10.1

AMENDMENT NO. 1 TO THE LICENSE AGREEMENT

This Amendment No. 1 to the License Agreement, (the “Amendment”) is entered into as of May 9, 2018 (the “Amendment Effective Date”), by and between:

MEDIMMUNE, Limited, a company incorporated in England and a member of the AstraZeneca Group having an address of Milstein Building, Granta Park, Abingdon, Cambridge, CB21 6GH (“MedImmune”); and

COMPUGEN LTD, an Israeli company, having an address of Azrieli Center, 26 Karokmim Street, Building D, Holon, 588849, Israel (“Compugen”), each a “Party” and collectively the “Parties”.

Background

MedImmune and Compugen entered into the License Agreement dated March 30, 2018 (the “Agreement”).  The Parties desire to amend the Agreement to change and replace Exhibit 1.50 “Materials”.

The Parties agree as follows:

Agreement

1.	Amendment. Exhibit 1.50 of the Agreement is hereby deleted and replaced with Exhibit 1.50-1, attached. All references to Exhibit 1.50 in the Agreement will now mean this Exhibit 1.50-1.

2.	Full Force and Effect. Except as set forth in this Amendment, in all other respects the Agreement remains unchanged and in full force and effect.

3.
Counterparts; Execution.   This Amendment may be executed in counterparts, each of which will be deemed an original and both of which will together be deemed to constitute one agreement.  The Parties agree that the execution of this Amendment by industry standard electronic signature software and/or by exchanging PDF signatures shall have the same legal force and effect as the exchange of original signatures.

The Parties have executed this Amendment to be effective as of the Amendment Effective Date.

MEDIMMUNE, LIMITED	COMPUGEN LTD

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

Exhibit 1.50-1

Materials

[*] (8 pages omitted)

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.